Unite States
                 Securities and Exchange Commission
                      Washington, D.C. 20549

                        Schedule 13D

             Under the Securities Exchange Act of 1934
                      (Amendment No.2)


Name of Issuer: Hi-Lo Automotive, Inc.

Title of Class of Securities: Common Stock, $0.01 Par Value

CUSIP Number: 42839D-10-0

Filer: Kwang-chou Hwang, 2432 Keyhole Dr., Irving, TX 75062
       Tel: (972) 570-7718

Date of Event which Requires Filing of this Statement:
                    Dec 31,1996

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CUSIP No: 42839D-10-0

1. Name of Reporting Person: Hwang Family Ltd. Partnership
                  IRS ID No: 75-2590147

2.Check the appropriate box if a Member of a Group        (a)
                                                          (b) x
3. SEC USE ONLY


4. SOURCE OF FUNDS:
             WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(D) or 2(e):
               NEGATIVE

6. PLACE OF ORGANIZATION
         IRVING, TX, USA

7. SOLE VOTING POWER
        943,200 SHARES

8. SHARED VOTING POWER
         0 SHARES

9. SOLE DISPOSITIVE POWER
        943,200 SHARES

10. SHARED DISPOSITIVE POWER
          0 SHARES

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         943,200 SHARES

12. CHECK BOX IF AMOUNT IN (11) EXCLUDES CERTAIN SHARES
            NEGATIVE

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.9 %

14. TYPE OF REPORTING PERSON
          PN

Item 5. Interest in Securities of the Issuer.

    (a) The aggregate number is 943,200 shares, representing 8.9% of total outstanding.

    (b) The reporting person has 100 % right to vote and receive dividends.

    (c) Additional shares were purchased during the last 40 days on the NYSE, Charles Schwab acting as broker, with prices raging between 2-1/2 to 2-5/8. The trades are listed hereunder:

      Date of Purchase        Shares Bought       Price per share

           11/29/96              50,000                2-1/2

           12/06/96              50,000                2-5/8

           12/31/96              18,600                2-1/2





                               12/31/96  /s/ Kwang-chou Hwang

                                          Kwang-chou Hwang